Exhibit 99.1

For Immediate Release

YY Group announces strategic expansions into Netherlands, strengthening its EU presence

Tapping into a USD 80 Billion Flexible Labor Market Driven by 4.5 Million Part-Time Workers

SINGAPORE, September 22, 2025 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”), a global leader in on-demand workforce solutions and integrated facility management (IFM), today announced that its flagship digital staffing platform is now officially up and running in the Netherlands. The launch further expands the company’s European footprint, building on its existing operations in the United Kingdom, and reinforces YY Group’s global growth strategy.

The expansion comes at a pivotal moment. The Netherlands represents a flexible labor market exceeding USD 80 billion annually, driven by more than 4.5 million people, and according the the European Union’s European Employment Services, around 44% of Dutch workers between ages 15-74 are employed part-time. This structural reliance on part-time work makes the country one of the most dynamic staffing markets in Europe and a natural fit for YY Group’s technology-driven model.

The Netherlands’ vibrant tourism and hospitality sector adds another layer of opportunity. In 2024, international visitor spending exceeded USD 130 billion, fueling growth across hotels, restaurants, and events. With approximately 325 five-star hotels and thousands of other venues competing for staff, the pressure to secure reliable, flexible workers is intensifying. This structural demand for short-term and event-based staffing aligns directly with YY’s model, positioning the platform as a scalable solution to match labor supply with peak hospitality demand.

Introducing the Netherlands Country Manager

YY Group has appointed Kostian Skourtis as Country Manager for the Netherlands. With more than 15 years of hospitality leadership experience, including senior roles at the Hoxton, Hyatt, Soho House, and Hilton Amsterdam, Kostian brings extensive expertise in building high performing teams, driving operational excellence, and delivering client value. He will lead YY Group’s Netherlands operations, focusing on client onboarding, talent acquisition, and local partnerships.

“I’m excited to bring YY’s model to the Netherlands; a market rich in opportunity and talent,” said Kostian Skourtis, Country Manager, Netherlands. “We intend to set a new standard for flexible, transparent staffing, delivering value both to workers and employers.”

YY Netherlands will focus initially on hospitality staffing, an area where demand for short-term and flexible labor is particularly strong. The platform is already onboarding both local talent and enterprise clients, ensuring that early adopters benefit from YY’s proven workforce-matching technology and services.

“Our expansion into the Netherlands is a natural next step in strengthening our European presence,” said Mike Fu, Chief Executive Officer of YY Group. “We see Europe’s labor market dynamics as highly aligned with YY Group’s mission, and we are confident the Netherlands will play a key role in our continued growth across the region.”

About YY Holdings Limited:

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com